Mail Stop 6010

May 22, 2006

Mr. A. Ernest Whiton
Vice President of Administration &
 Chief Financial Officer
ZOLL Medical Corporation
Worldwide Headquarters
269 Mill Road
Chelmsford, Massachusetts 01824-4105

  Re: ZOLL Medical Corporation
    Form 10-K for the Fiscal Year Ended October 2, 2005
    Filed December 15, 2005
    Form 10-Q for the Quarterly Period Ended January 1, 2006
    File No. 000-20225

Dear Mr. Whiton:

  We have completed our review of your Form 10-K and related materials and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief Accountant